UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C. 20549


                SCHEDULE 13D
Under the Securities Exchange Act of 1934
            AMENDMENT NO. 1

         BIDDER COMMUNICATIONS, INC.
              (Name of Issuer)


               COMMON STOCK
      (Title of Class of Securities)

                 088832100
               (CUSIP Number)




CHRISTOPHER J. MORAN, JR., ATTORNEY AT LAW
4625 CLARY LAKES DRIVE, ROSWELL, GEORGIA  30075
         TELEPHONE:  (770) 518-9542
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)




            SEPTEMBER 7, 2001
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject
of this Schedule 13D, and is filing this schedule because
of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Secs. 240.13d-7 for other parties to whom copies are to be sent.



                              1
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CUSIP No. 088832100

1.	Names of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only)-WILLARD G. MCANDREW, III

2.	Check the Appropriate Box if a Member of a Group

      (a) MCANDREW BENEFICIALLY OWNS  629, 604 (6.18%) OF THE
          REGISTRANT'S SHARES

3.	SEC Use Only

4.	Source of Funds (See Instructions) - SC

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization - UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.	Sole Voting Power - 629,604

8.	Shared Voting Power -

9.	Sole Dispositive Power - 629,604

10.	Shared Dispositive Power -

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person  - 629,604

12.   Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

13.	Percent of Class Represented by Amount in Row (11)-6.18%

14.	Type of Reporting Person (See Instructions) - IN


                      SIGNATURE
                      ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 9/17/01      Signature: /s/ Willard G. McAndrew III,
                              Reporting Person and Director